Exhibit 99.7

NICE Actimize 2025 EMEA Fraud Survey Uncovers the Top
Financial Fraud Types That FIs Must Prioritize

Technology will have a huge role to play in fraud detection with GenAI and consortium analytics shown to have the most promise

Hoboken, N.J., March 26, 2025 – NICE Actimize, a NICE (NASDAQ: NICE) business, has released "The 2025 Fraud Survey: EMEA Financial Fraud Trends and Investment Priorities” report which identifies the fraud trends landscape across Europe, the Middle East and Africa (EMEA). Addressing the challenges and drivers of change in the region, the report includes a deep dive into current changes in regulations and policy, as well as insights into investments and prioritization in new technologies. The report was developed with Chartis Research, a leading provider of research and analysis on the global market for risk technology.

The NICE Actimize “2025 EMEA Financial Fraud Trends and Investment Priorities” report also identifies changes in fraud typologies and uncovers the types of financial fraud that FIs must prioritize in the year ahead. The report indicated:

•
Technology will have a huge role to play in fraud detection. Network analytics, machine learning and modeling with Generative AI (GenAI) and consortium analytics are shown to have the most promise in the next 12 to 18 months.

•	100 percent of those in the U.K. cite scams as having an impact, significantly higher than the rest of EMEA which clocks in at 64 percent of respondents identifying the threat.
•	Consumer reimbursement obligations and the fraud liability shift represented two policy drivers that would have the most significant impact on fraud detection and prevention.

“The European fraud ecosystem is facing increasing pressures. Not only are there new fraud typologies affecting both consumers and financial institutions, but regulatory changes are adding to a complex set of industry guidelines,” said Craig Costigan, CEO of NICE Actimize. “On a positive note, survey respondents from a diverse range of financial institutions believe that technological advancements will help address these challenges in the next 12 to 18 months. NICE Actimize remains committed to investing in key technologies, such as GenAI, to combat fraud and financial crime.”

EMEA Fraud Typology Mix
With no single fraud typology dominating, the report states that firms need to protect themselves against multiple typologies.
The most prevalent fraud showing the most significant impact on financial institutions and customers falls under the social engineering category.

Nearly 68 percent see scams as leading in that category, with account takeover fraud following at 66 percent. Phishing was also ranked high as a significant fraud type, with 72 percent seeing this type of fraud as one to watch. Additionally, among first-party fraud typologies, 61 percent and 54 percent of respondents saw money mules and identity theft as having the greatest impact.

The report explained that established typologies such as phishing and bots, another typology with significant impact according to 66 percent of respondents, are so widespread that they remain a challenge largely because technology is making those attacks more sophisticated. The sophistication of scams and mule accounts is also increasing rapidly. The presence of “complicit” victims, certainly in the case of scams, makes these fraud typologies extremely hard to counter even when detected.

The report surveyed 90 fraud professionals at banks and payment service providers (PSPs) across a broad range of markets in EMEA. The sample consisted of 27 percent large institutions with more than $250 billion in assets; 39 percent mid-tier institutions with $50-250 billion in assets; and 34 percent small-tier institutions with less than $50 billion in assets.

To download a copy of NICE Actimize’s 2025 EMEA Fraud report, please click here.

About NICE Actimize
As a global leader in artificial intelligence, platform services, and cloud solutions, NICE Actimize excels in preventing fraud, detecting financial crime, and supporting regulatory compliance. Over 1,000 organizations across more than 70 countries trust NICE Actimize to protect their institutions and safeguard assets throughout the entire customer lifecycle. With NICE Actimize, customers gain deeper insights and mitigate risks. Learn more at www.niceactimize.com.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.